Filed by Tele Norte Leste Participações S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Brasil Telecom S.A.

Commission File No.: 001-15256

Acquisition of Brasil Telecom May 2008

Additional Information and Where to Find It
This presentation is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of Brasil Telecom
Participações S.A. (“BRTP”) or Brasil Telecom S.A. (“BRTO”). The proposed tender offers for the outstanding common shares and a portion of the preferred shares of BRTP and BRTO described in this presentation have not commenced.
Any offer to purchase or the solicitation of an offer to sell (1) any preferred shares of BRTP, including the preferred shares underlying BRTP’s
American Depositary Receipts, (2) any preferred shares of BRTO, including the preferred shares underlying BRTO’s American Depositary Receipts, or
(3) common shares of BRTP or BRTO will be made only pursuant to offers to purchase and related materials that Telemar Norte Leste S.A. (“TMAR”)
intends to file with the U.S. Securities and Exchange Commission (the “Commission”) upon commencement of these offers.
TMAR urges shareholders who are eligible to participate in any of these tender offers to carefully read the offers to purchase and related materials relating to the offer or offers in which they are eligible to participate when they become available and prior to making any decisions with respect to that tender offer as these documents will contain important information about that tender offer.
Following the filing with the Commission of (1) the offers to purchase and related materials relating to the offers for the common shares and/or the preferred shares of BRTP and/or BRTO, or (2) any other tender offer materials related to the offers for the common shares and/or the preferred shares of BRTP and/or BRTO, shareholders of BRTP and BRTO will be able to obtain the filed documents free of charge on the Commission’s website at www.sec.gov or from TMAR.
This presentation is also being made in respect of (1) the proposed merger (incorporação) of BRTP with and into BRTO, and (2) the proposed merger
(incorporação) of BRTO with and into TMAR. In connection with the proposed merger of BRTP with and into BRTO, TMAR plans to cause BRTO to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of BRTP, and (2)
other documents regarding this proposed merger. In connection with the proposed merger of BRTO with and into TMAR, TMAR plans to file with the
Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of BRTO, and (2) other documents regarding the proposed merger. TMAR urges investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed mergers. Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from TMAR.

Agenda 2 The Restructuring of Telemar Participações Proposed Transaction: BrTP Acquisition Expected Benefits

3 3 The Restructuring of Telemar Participações

Ownership Restructuring - Telemar Participações
* Oi employees’ pension fund. ** Pension funds: Previ, Petros, Funcef, FASS and Telos
Current Ownership
Total
FASS – Fundação Atlântico* 3
Subtotal
BNDESPAR 4
FIAGO** 5
ALUTRENS 6
ASSECA 7
LEXPART 8

1
LF TELECOM
AG TELECOM
% ONs
100.00
4.00
24.55
25.00
19.90
10.00
10.275
10.275
10.275
10.275
AG TELECOM 1
LF TELECOM 2
FASS – Fundação Atlântico* 3
Subtotal
BNDESPAR 4
Post Restructuring Ownership
Total
PREVI 5
PETROS 6
FUNCEF 7
19.34
19.34
11.50
50.18
% ONs
100.00
16.86
12.96
10.00
10.00

5 5 The Proposed Transaction

Corporate Structure
Current Structures
ON: 53.8%
PN: 0.0%
Total: 17.9%
ON: 97.4%
PN: 79.4%
(1)
Total: 87.5%
(1)
ON: 51.6%
PN: 0.0%
Total: 18.9%
ON: 99.1%
PN: 40.6%
Total: 67.3%
(1) Includes preferred shares held directly by TmarPart
100% 100%
TmarPart
TNE
TMAR
Oi
Invitel/
Solpart
BRTP
BRTO
BRT GSM

Simplified Structure of the Acquisition of Brasil Telecom
• TMAR acquires the control of BrTP
Step 6
• Merger (“Incorporação”) of Invitel / Solpart into Brasil Telecom Participações (BRT)
Step 8
• Merger (“Incorporação”) of Brasil Telecom Participações (BRT) into Brasil Telecom (BTM)
Step 9
• Brasil Telecom (BTM) share exchange (“Incorporação de Ações”) into TMAR
Step 10
• TMAR makes a voluntary tender offer for 1/3 of the free-float of preferred shares of Brasil Telecom Participações and Brasil Telecom:
BRTP4 (R$30.47) and BRTO4 (R$23.42)
Step 3
• Commission Agent transfers the “right to purchase” Invitel share to TMAR
Step 5
• TMAR makes the tag-along tender offer for common shares held by Brasil Telecom Participações (BRT) and Brasil Telecom (BTM)
minority shareholders: BRTP3 (R$57.85) and BRTO3 (R$54.31)
Step 7
• TMAR contracts a Commission Agent to purchase Invitel / Solpart (BrTP majority shareholders)
Step 1
• TMAR releases Material Fact with details of the operation
Step 2
• Up to September/08 – Extraordinary dividend payment
Step 4
Regulatory approval (ANATEL and CADE)

8 Corporate Structure Final Structure ON:100% PN: 100% Total:100% ON: 88.3% PN: 46.4% (1) Total: 62.2% (1) (1) Includes preferred shares held directly by TmarPart TmarPart TNE TMAR BRTO

Voluntary Tender Offers, Mandatory Tender Offers (tag along) and
Mergers
Tender Offers Prices
Mandatory tender offers:
BRTP3: R$   57.85
BRTO3: R$   54.31
Voluntary tender offers :
BRTP4: R$   30.47
BRTO4: R$   23.42
NOTE: BRTP3/4: Brasil Telecom Participações ON/PN; BRTO3/4: Brasil Telecom S.A. ON/PN; TMAR3/5: Telemar Norte Leste ON/PNA; 1) Volume weighted average share prices (VWAP) for each of the class of shares on the Bovespa, for 90 days ending April 23, 2008. TMAR3 and TMAR5 adjusted by extraordinary dividends of
R$15.5494 and R$17.1045 respectively
Source: Economática
Exchange Ratios
1 ON share 1.2200534 ON 0.5047539
1 ON share 0.4137146           ON
1 PN share         0.1729971 ON 0.0715714
1 ON share               0.4137146 ON
0.9106649 PN 0.2304758
1 PN share               0.2530852            PN
Direct Relations
BrTP vs Oi
(TMAR)
BrT Part BrT Telemar

Listing of TMAR at SEC
• TMAR will be registered with SEC and will establish ADR programs for
ON and PN shares
• BrTP ADR Holder’s will receive TMAR PN ADRs and ON ADRs
• BrT ADR Holder’s will receive TMAR PN ADRs

11 Brazilian Mobile Market Share: Dec/07 Market Share 25.8% 25.0% 56.7% Vivo + TIM + 27.7% 3.2% 30.9% = + 13.2% 3.5% 1.2% 17.9% = +

0.6
2.2
3.4
4.3
4.6
8.4
1.4
3.9
6.9
10.3
13.1
16.0
17.3
Room to Grow in Mobility
02 03 04 05 06 07
02 03 04 05 06 07
Region I
Market Share (%)
16.5 19.2 22.6 26.0 27.4 26.9
0.0 0.0 3.2 8.7 12.1 13.2
27.9
13.7
Region II
Market Share (%)
1Q08
1Q08
Região II
Região I
1. Amazônia Celular not included
Oi Mobile – Customer Base
million
Brasil Telecom Mobile – Customer Base
million
• Market leader since 2005
•
Pre-paid: SIM Card alone -
without handset subsidies
combined with “Oi Ligadores
plans”
•
Post-paid: Convergence of
services (Oi Conta Total)
•
Region III: Start-up Project
Oi + BrT: upside potentials
• Nationwide coverage
• Region II: Boost market share
• Region III : Become a new
player (2G/3G)
• Brazil: Boost competitiveness
due to the national coverage
• Achieve national fair market
share - 25%
• Approximately 38 million
customers in 5 years
Fair
Market
Share
1

Domestic Corporate Networks
Embratel
• 23 state capitals
• Covers all 30 most populated cities
Oi
• 18 state capitals
• 26 of 30 most populated cities
Brasil Telecom
• 12 state capitals
• 17 of 30 most populated cities
• 23 state capitals
• 29 of the 30 most
populated cities
TOTAL
Oi +BrT
Backbone
Embratel
Hispamar Satellite
+
Venezuela
USA
French
Guiana
Uruguai
Argentina
USA
Africa &
Portugal
+ 4 satellites
Backbone
Oi + BrT

14 14 Expected Benefits

The combined operations create value
Revenues
• Mobile Operation nationwide
-
Possibility of expansion in national
market-share
• National coverage in mobile and
data
- Important item for corporate clients
Synergies
• Best Practices: room to improve
-
General & Administrative expenses -
reduction
-
Third-party services; improving
relationship and network maintenance
-
TI – Technology Information
-
Marketing & Publicity
-
Product development
• Scale:
-
Procurement – better conditions
-
Overhead - reduction
-
Capex – better conditions
-
Marketing & Publicity - nationwide
• Goodwill Usage
-
Lower Income Taxes
• Taxes:
-
Lower PIS and Cofins
• Efficient capital structure
-
Investment grade and Ratings
maintained
-
Efficient leverage: 2.0 x EBITDA
-
Tax shield benefits
-
Operational Cash flow: increase
Financial
and
Fiscal
~
~

This presentation contains forward-looking statements.
Statements that are not historical facts, including
statements about our beliefs and expectations,  are
forward-looking statements and involve inherent risks
and uncertainties. These statements are based on
current plans, estimates and projections, and therefore
you should not place undue reliance on them.  Forward-
looking statements speak only as of the date they are
made, and we undertake no obligation to update publicly
any of them in light of new information or future events
Rua Humberto de Campos, 425 / 7th floor
Leblon - Rio de Janeiro - RJ
E-mail: invest@oi.net.br
Visit our website:
www.oi.com.br/ir
55 21 3131-1315 Cristiana Ortigão
IR Contacts
55 21 3131-1317 Lívia Guimarães
55 21 3131-1316 Bernardo Guttmann
55 21 3131-1314 Carolina Gava Silveira
55 21 3131-1211 Roberto Terziani